

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2010

Michael W. Brennan
Chief Executive Officer
Micro Imaging Technology, Inc.
970 Calle Amanecer, Suite F
San Clemente, CA 92673

> **Re:** **Micro Imaging Technology, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 11, 2010**
> **File No. 333-166629**
> **Form 10-K/A for Fiscal Year Ended October 31, 2009**
> **Filed June 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended April 30, 2010**
> **Filed June 21, 2010**
> **File No. 000-16416**

We have reviewed your amended filing and response letter dated June 10, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated June 2, 2010.

Cover page

1. Your disclosure continues to state that no shares were issued to Dutchess in consideration for this investment, but disclosure on page 10 states that 750,000 shares of common stock were issued to Dutchess. Please revise your disclosure accordingly.

Compensation of Directors, page 31

2. We note that while you have included a discussion of your compensation practices as they pertain to your board of directors, we are unable to locate your director compensation table as required by Item 402(r) of Regulation S-K. Please advise, or revise your disclosure.

Other Options, page 33

3. As requested in prior comment 7, ensure that your table regarding unexercised options conforms to the requirements of Item 402(p) of Regulation S-K.

Financial Statements

4.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Signatures, page 78

5.   As requested in prior comment 8, please ensure that your signature page conforms to the requirements of Form S-1, as you have not identified your principal accounting officer or controller.

Form 10-K/A for Fiscal Year Ended October 31, 2009

6.   As noted in prior comment 14, the language of the certifications required by Rule 13a-14(a) may not be altered in any manner from the form appearing in Item 601(b)(31)(i) of Regulation S-K. In this regard, we note that you continue to omit certain introductory language from paragraph 4. Please re-file revised certifications that conform exactly to Item 601(b)(31)(i) of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended April 30, 2010.

        Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3503.

                                Sincerely,

                                David L. Orlic
                                Staff Attorney

cc: Via facsimile: (310) 312-6680
        Christopher H. Dietrich, Esq.
        Dietrich & Mazarei, LP